Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

December 8, 2021

Re:	Highland Transcend Partners I Corp. Registration on Form S-4 Filed October 22, 2021 File No. 333-260452

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cara Wirth Mara Ransom Scott Stringer Adam Phippen

Ladies and Gentlemen:

On behalf of our client, Highland Transcend Partners I Corp. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated November 22, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Registration Statement on Form S-4 Filed October 22, 2021

Organizational Structure, page 12

1.	Revise to use the same defined terms that you use throughout your prospectus when referring to the post business combination structure.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 14 of the Amended Registration Statement accordingly.

What is a tax receivable agreement?, page 18

2.	Please revise to quantify the potential size of any payments under the Tax Receivable Agreement.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18, 19 and 125 of the Amended Registration Statement accordingly.

What equity stake will current Highland Transcend public shareholders, etc...?, page 19

3.	Clarify whether any of the categories of equity stakeholders you describe here overlap with one another. Revise to add the Earnout Participants, or tell us why you believe this is inappropriate.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10, 11, 12, 19, 20, 21, 46, 47, 48, 147 and 148 of the Amended Registration Statement accordingly. In addition, the Company advises the Staff that the Earnout Participants are omitted from this section because they will not receive any shares of New Packable upon the completion of the business combination but will instead receive an aggregate amount of 12,000,000 RCUs and/or RSRs that may vest in four equal tranches upon New Packable achieving certain earnout milestones that are influenced, in significant part, by market forces beyond New Packable’s control.

Interests of Certain Persons in the Business Combination, page 42

4.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27, 43, 89 and 145 of the Amended Registration Statement accordingly.

5.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27, 43, 44, 89 and 145 of the Amended Registration Statement accordingly.

Comparative Share Information, page 54

6.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing interim redemption levels (in addition to the no redemption and maximum redemption levels that you already provide).

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 57 and 58 of the Amended Registration Statement accordingly.

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Risk Factors, page 56

7.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27, 44, 88 and 145 of the Amended Registration Statement accordingly.

8.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28, 94 and 155 of the Amended Registration Statement accordingly.

9.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Amended Registration Statement accordingly.

“We are dependent upon access to capital...”, page 73

10.	Given your disclosure elsewhere about management’s substantial doubt about your ability to continue as a going concern, significantly enhance this risk factor to describe and quantify your sources of liquidity to fund working capital and indebtedness, such as your ABL Credit Facility. If this source is insufficient, revise to state as much.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Amended Registration Statement accordingly.

“Our shareholders will experience immediate dilution as a consequence of the issuance...”, page 91

11.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 48 and 98 of the Amended Registration Statement accordingly.

December 8, 2021	3

Note Subscription Agreements, page 119

12.	We note that the outstanding principal and accrued and unpaid interest on the convertible notes will automatically convert at the closing of the business combination into Class A common stock of New Packable at a price per share that represents a 15% discount to the deemed price per share of the merger consideration received by the Packable equity holders, Blocker equity holders and holders of vested awards under Packable’s existing incentive plan. Please expand to disclose the potential impact of those securities on non- redeeming shareholders.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 41, 42 and 127 of the Amended Registration Statement accordingly.

The Business Combination

PIPE Subscription Agreements, page 119

13.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers, or their affiliates will participate in the private placement.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 126 of the Amended Registration Statement accordingly. The Company’s sponsors, directors, officers and their affiliates did not participate in the PIPE financing.

Background of the Business Combination, page 121

14.	Please disclose the criteria/basis for how you determined to narrow your selection from the initial 67 potential business combination candidates to the final 6 potential business combination candidates. Also, please explain, for each of the five other potential business combination candidates, the reasons that you eliminated them from your consideration.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 129 and 130 of the Amended Registration Statement accordingly.

15.	Please disclose the substance of the discussions that occurred on June 10, 2021 that lead to the updated non-binding indication of interest letter to Packable which provided that Luxor Capital would provide an equity backstop and participate in the PIPE financing. Please also describe the additional negotiations that occurred between Packable and Highland following the delivery of the June 10, 2021 letter as well as the addition of Park West’s equity investment in connection with the business combination.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 132 and 133 of the Amended Registration Statement accordingly.

December 8, 2021	4

16.	We note that on June 15, 2021, the Highland Transcend Board agreed that it would not have the right to change its recommendation in favor of the business combination. Please revise the list of uncertainties, risks, and other potentially negative reasons relevant to the transaction to include this information. Additionally, please revise your risk factors to include this information as well as the limitations set forth in Article 10, Section 10.05 of the Merger Agreement. In doing so, please elaborate upon how the Board determined to agree to this provision and whether and why the Board viewed such provision as consistent with its fiduciary duties.

Response:	In response to the Staff’s comment, the Company notes that the board does have the right to change its recommendation in favor of the business combination. The Company has revised the disclosure on pages 133, 135 and 137 of the Amended Registration Statement to clarify this. The Company has also has revised the disclosure in the risk factors on page 86 of the Amended Registration Statement in response to the Staff’s comment.

17.	Please disclose the material points of negotiation between Packable and Highland that occurred later in the day on June 16, 2021 and disclose which terms Highland Transcend did not accept from Packable’s markup. Separately, please also disclose the certain due diligence items discussed on the June 22, 2021 call.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 133 and 134 of the Amended Registration Statement accordingly.

18.	Please disclose who led the kick-off call on June 21, 2021 and disclose whether any materials were circulated in connection with the call, and if applicable, which parties prepared and circulated such materials.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 134 of the Amended Registration Statement accordingly.

19.	We note your statement that “[o]n September 2, 2021, Packable and Highland Transcend decided that the proposed size of the PIPE financing would be $70,000,000 and Packable would issue $110,000,000 of convertible notes to the investors in the convertible notes.” Please discuss the negotiations surrounding these valuations.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 135 of the Amended Registration Statement accordingly.

20.	We note your statement that “[o]n August 12, 2021, based on feedback from investors in the PIPE financing, the enterprise value of Packable was reduced from $1.725 billion to $1.55 billion to allow additional selected investors to participate in the PIPE financing and the convertible notes financing.” Please elaborate on this statement and disclose the reason that the reduction allowed additional selected investors to participate in the PIPE financing and convertible notes financing.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 135 of the Amended Registration Statement accordingly.

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21.	Describe any material revisions provided in the August 17, 2021 draft of the merger agreement and the material negotiations and revisions that resulted from the discussions between August 18, 2021 and September 8, 2021.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 135 and 136 of the Amended Registration Statement accordingly.

22.	Please tell us how you determined the value of the earnout and the earnout milestones.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 133 of the Amended Registration Statement accordingly.

23.	We note that Goldman Sachs was engaged as Highland Transcend’s financial advisor in connection with the business combination. Please revise to elaborate upon the role that Goldman played as advisor. Given that Goldman presented the slide deck at the August 31, 2021 board meeting, tell us why these materials do not constitute a report within the meaning of Item 1015 of Regulation M-A.

Response:

In response to the Staff’s comment, the Company notes that Packable prepared and presented the slide deck reviewed at the August 31, 2021 board meeting. Goldman Sachs only participated in a discussion that ensued with those in the room, including Highland Transcend’s board, after Packable’s management presented its presentation. The Company, through careful consideration, has determined that these materials therefore do not constitute a report within the meaning of Item 1015 of Regulation M-A. The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 135 to further clarify.

24.	Where you state that a majority of the directors present determined that the proposed business combination is in the best interests of Highland Transcend and its shareholders, clarify whether the all of the independent directors made such determination and, if not, who abstained or voted against the transaction and why. As a related matter, your disclosure on page 201 states that you have 5 members of the board of directors but the table and description that precedes that disclosure seems to indicate that you have 6 members; please revise to clarify.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 136 of the Amended Registration Statement accordingly.

25.	We note your disclosure on page 81 that the Highland Transcend Board reviewed, among other things, financial due diligence materials prepared by professional advisors, including, financial and market data information on selected comparable companies, the implied purchase price multiple of Packable and the financial terms set forth in the merger agreement, and concluded that the business combination was in the best interest of its shareholders. Please revise to include a description of such reports in this section, so that shareholders/investors can gain an understanding of the materials the Board considered in making its determination. To the extent that any of these materials constitute a report that is materially related to the transaction, provide the disclosure required by Item 1015(b) of Regulation M-A.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 86 and 135 of the Amended Registration Statement accordingly. After careful review and consideration as described in the foregoing response to Staff’s comment 23, the Company has determined that the materials which the Highland Transcend board reviewed are not required to be disclosed pursuant to Item 1015(b) of Regulation M-A.

December 8, 2021	6

26.	We note that “[t]he board of directors discussed the fact that the PIPE financing had been successful at the valuation implied by the transaction indicated support for the reasonableness of the consideration being paid.” Considering some of the PIPE investors are investors in Highland Transcend, disclose whether the Board considered that some of the PIPE investors have a conflict of interest. Please revise to disclose how you initially determined the valuation of the consideration to be paid in connection with the transaction.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 135 of the Amended Registration Statement accordingly.

Certain Engagements in Connection with the Business Combination, page 126

27.	Given the various conflicts of interest for those advisors that also served as underwriters, quantify the amount of the fees to be paid.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 137 of the Amended Registration Statement accordingly.

Highland Transcend’s Board of Directors’ Reasons for Approval of the Business Combination, page 126

28.	Please revise to clearly state whether the Highland Board recommends the transaction to shareholders. Please also revise to disclose whether the Highland Board is in a position to change its recommendation now or at any time in the future.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 137 of the Amended Registration Statement accordingly.

29.	Please disclose whether the Highland Board considered the consideration to be issued in transaction when recommending that the Business Combination be approved by shareholders. If they did not, please revise to state as much and provide an explanation as to why it was not considered.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 139 of the Amended Registration Statement accordingly.

30.	Considering your disclosure states that the Board considered certain factors, including certain Compelling Financial Metrics and Valuation, tell us why you have left the quantified amounts blank, as they should not be subject to change after the Board has considered them.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 138 of the Amended Registration Statement accordingly.

31.	Elaborate upon the “Compelling Financial Metrics and Valuation” factor to disclose the “corresponding trading multiple for certain companies that may be deemed comparable to Packable....for which the Board observed median EV/Revenue multiples...”

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 139 of the Amended Registration Statement accordingly.

December 8, 2021	7

32.	Clarify your reference to “long-term blue chip shareholders” and “permanent capital.” If you are suggesting that certain of your investors have committed to retaining an equity interest for a certain period of time, please revise to state as much.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 139 of the Amended Registration Statement to remove the foregoing references and clarify that the board of directors believes that Highland Transcend will have shareholders who are committed to retaining a long-term equity interest.

33.	Please disclose whether the Highland Transcend Board also considered Packable’s Net Losses and management’s and independent auditor’s doubts as to Packable’s ability to continue as a going concern in making its determination to recommend the transaction to shareholders. In this regard, we note that Packable has not generated sufficient revenue from operations to fund its operations and has relied on funding through a combination of equity financing, bank debt and previously, a revolving line of credit. If the Highland Transcend Board did not consider this information, please revise to state as much.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140 of the Amended Registration Statement accordingly.

Redemption Rights, page 142

34.	We note that your sponsor has entered into the sponsor IPO letter agreement with you pursuant to which your sponsor has agreed to waive its redemption rights with respect to its founder shares and any public shares your sponsor may have acquired after your IPO in connection with the completion of the business combination. We also note that permitted transferees of your sponsor will be subject to the same obligations. Please describe any consideration provided in exchange for this agreement.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28, 45, 155 of Amended Registration Statement to clarify that the holders of our founder shares have agreed to waive their redemption rights with respect to their founder shares and public shares they may have acquired after our IPO in connection with the completion of the business combination in partial consideration of receiving shares of Highland Transcend Class B ordinary shares.

35.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 155 of the Amended Registration Statement accordingly.

36.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:	The Company confirms to the Staff that the amount of the deferred underwriting commission payable to the underwriters of Highland Transcend’s initial public offering is not required to be adjusted for any shares that are redeemed in connection with Highland Transcend’s initial business combination. We have revised the disclosures on pages 45 and 156 of the Amended Registration Statement, as requested, to include a sensitivity analysis and disclose the effective underwriting fee on a percentage basis under the three redemption scenarios.

December 8, 2021	8

Unaudited Pro Forma Condensed Combined Statements of Operations, page 185

37.	Please revise to disclose historical basic and diluted loss per share and the related weighted average shares used to compute basic and diluted loss per share on the face of the pro forma statements of operations. Please refer to Rule 11-02(a)(9) of Regulation S-X.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the related disclosure on pages 200 and 201 of the Amended Registration Statement to disclose the historical basic and diluted loss per share and the related weighted average shares used to compute basic and diluted loss per share on the face of the unaudited pro forma condensed consolidated statements of operations.

38.	Reference is made to adjustments (g) and (ff). Please tell and revise to disclose the nature and amounts of costs being reflected as expenses and additional paid-in-capital. In addition, explain to us how your accounting treatment complies with ASC 805-10-25-23.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the related disclosures of the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations on pages 200 and 201 of the Amended Registration Statement to fully disclose the nature of expenses to be incurred by Highland Transcend and Packable.

The Company notes that the business combination is not within the scope of ASC 805-10, so the Company did not account for the transaction costs pursuant to the guidance provided by ASC 805-10-25-23. The business combination will be accounted for as a reverse capitalization in accordance with U.S. GAAP, which is equivalent to an equity recapitalization. As such, the Company believes that guidance under SEC Staff Accounting Bulletin (SAB) Topic 5A-“Expenses of Offering” is applicable, as detailed below.

SAB Topic 5.A (codified in ASC 340-10-S99-1) provides that “[s]specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”. Accordingly, we have identified the direct and incremental transaction costs associated with the equity raised by Packable related to the business combination for financial advisory fees, filing fees, legal fees, accounting costs, and auditing costs and we have accounted for them as a reduction of the net cash proceeds and as a deduction from New Packable’s additional paid-in capital in the unaudited proforma condensed combined balance sheet. Auditing and accounting fees which were not considered incremental or directly attributable to the transaction, have been expensed in the unaudited pro forma condensed combined statements of operations. Also, management salaries and other general and administrative expenses are not considered incremental or directly attributable to the business combination and have been expensed as incurred. Business combination costs incurred by Highland Transcend are expensed as incurred in its historical financial statements.

December 8, 2021	9

Additionally, the Company acknowledges that unlike a traditional equity offering, the business combination involves multiple elements. In addition to Packable as the accounting acquirer assuming the equity issued by Highland Transcend, which is being accounted for as an issuance of equity, the accounting acquirer is also assuming Highland Transcend’s derivative liabilities. The Company understands and acknowledges that there is no authoritative guidance to address the accounting for transaction costs in a bundled financing transaction in a SPAC merger. It is generally accepted that transaction costs should be allocated among freestanding financial instruments involved in a financing transaction in a systematic and rational way. The direct and incremental transaction costs allocable to the derivative liabilities would be expensed by analogy to the explicit guidance provided by ASC 825-10-25-3 because those instruments are subsequently remeasured at fair value. The direct and incremental transaction costs allocable to the equity classified instruments are accounted for as a charge to additional paid-in-capital as noted above.

39.	Reference is made to adjustment (f). Please tell and revise to disclose why Packable’s warrant liability was derecognized. Please also explain how you considered this in the pro forma condensed combined statements of operations.

Response:	The Company respectfully acknowledges the Staff’s comment and has reassessed the settlement terms of the warrant. Based upon our further review, we determined that the warrant would be automatically exercised upon the occurrence of a change of control or an initial public offering. However, the intended business combination does not meet the definition of a change of control, nor an initial public offering as defined in the warrant agreement, and as a result the warrant would not be automatically exercised upon the occurrence of the business combination. Accordingly, the warrant will survive the business combination unless it is exercised at the option of the holder prior to the merger date.

The Company has revised the unaudited pro forma condensed combined balance sheet to remove the adjustment to eliminate the warrant liability associated with Packable. This change has no impact on the unaudited pro forma condensed combined statement of operations for any period.

Conflicts of Interest, page 205

40.	We note the potential conflicts of interest set forth in this section. Please clarify how the Highland Transcend Board considered those conflicts in negotiating and recommending the business combination.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 88 and 140 of the Amended Registration Statement accordingly.

41.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27, 43, 89 and 145 of the Amended Registration Statement accordingly.

December 8, 2021	10

42.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response:	The Company respectfully acknowledges the Staff’s comment and has accordingly revised the disclosure in the existing risk factor with the following title “Our sponsor, certain members of our board of directors and our officers have interests in the business combination that are different from or are in addition to other shareholders in recommending that shareholders vote in favor of approval of the business combination and the other proposals described in this proxy statement/prospectus.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Highland Transcend

Results of Operations, page 208

43.	Please revise to discuss results of operations for the period ended December 31, 2020.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 223 of the Amended Registration Statement accordingly.

Business of Packable

Overview, page 211

44.	We note your statement that “[w]e are a leading data-driven, multi-marketplace eCommerce-enablement platform, sitting at the intersection of brands, marketplaces and customers.” Please revise to disclose what metric you are using to define your status as “leading” (ex. revenue, number of customers, etc.).

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 226 and 240 of the Amended Registration Statement accordingly.

45.	We note your statements that “U.S. eCommerce sales continue to accelerate and are expected to grow from $792 billion in 2020 to over $1 trillion by 2022, with a predominant share of those eCommerce sales occurring through Amazon’s and Walmart’s marketplace platforms” and “[g]lobally, eCommerce retail sales are expected to grow from $4.3 trillion in 2020 to $5.4 trillion in 2022, with the largest markets being China, the United States and the EU.” Please revise to provide a source for such statements.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 226, 228 and 240 of the Amended Registration Statement accordingly.

46.	On page 212, please disclose the percent increase in net loss and adjusted EBITDA in 2020 as compared to 2019 (and on page 226 for 2019 as compared to 2018), keeping the presentation consistent with how you present revenue and gross profit for the same period.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the related disclosure on pages 227 and 240 of the Amended Registration Statement to disclose the percentage increase in net loss and adjusted EBITDA in 2020 as compared to 2019 and 2019 as compared to 2018 respectively.

December 8, 2021	11

47.	When making claims about your competitors, or general statements about the market (such as, “[b]rands often lack the data and insights needed to maximize revenue and optimize pricing and inventory, especially across multiple marketplaces”), please provide sources, supplemental support, or recharacterize such statements as your beliefs.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 226, 227, 229, 230, 231 and 240 of the Amended Registration Statement accordingly.

48.	We note that Packable has entered into contractual minimum purchase commitments, which during the six months ended June 30, 2021, totaled $44.7 million. To the extent that any of these purchase commitments, or any contractual arrangement with a brand partner represents a material agreement, please file such agreement as an exhibit. Similarly, to the extent your have material agreements with your marketplace partners, such as Amazon and Walmart, please file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe that it is required to file (i) any contracts providing for minimum purchase commitments with brand partners or (ii) Packable’s third-party vendor agreements with online marketplaces, including either of the marketplaces referenced in the Staff’s comment (Amazon and Walmart).

The Company acknowledges that Packable had contractual minimum purchase commitments with certain brand partners. However, the agreements containing these minimum purchase commitments were entered into by Packable and certain brand partners in the ordinary course of business, and Packable does not believe it is substantially dependent on any single one of these agreements under Item 601(b)(10) of Regulation S-K. While Packable does commit to minimum purchases under each of these agreements, Packable believes it can flexibly source its product needs from a variety of sources, including other brand partners, and, if necessary, sign up additional brand partners should the relationship with any one brand partner end. Further, the agreements’ other terms and conditions are not materially different than terms and conditions in Packable’s retail agreements that do not include minimum purchase commitments. Accordingly, the Company believes that the agreements themselves are not material.

December 8, 2021	12

Additionally, while the Company acknowledges that sales through Amazon and Walmart accounts for a substantial portion of Packable’s revenue, the agreements with each of Amazon and Walmart, as well as Packable’s other third-party vendor agreements, do not meet the criteria set forth in Item 601(b)(10) of Regulation S-K. Packable sells products through online marketplaces, including Amazon and Walmart, under each online marketplace’s standard third-party vendor agreement, each of which contains industry standard terms and conditions that one typically finds in vendor agreements of this type. Packable’s third-party vendor agreements do not include a finite term or duration, and sales under these agreements are generally made on a purchase order basis (with no spend, sales or purchase commitments). Further, Packable’s third-party vendor agreements are generally freely terminable. For example, Packable’s agreement with Amazon provides that Amazon may terminate the agreement with 30 days’ prior written notice, and Packable may terminate the agreement immediately upon notice to Amazon, provided, in each case, that Packable is required to fulfill any purchase orders that it accepts before the effective date of termination. Packable’s agreement with Walmart provides that either party may terminate the agreement with 30 days’ prior written notice. Finally, these agreements do not contain monetary terms or obligations, such as those found in a take or pay contract or in a requirements contract. There are no minimum spend, sales or purchase obligations. For these reasons, Packable does not believe that disclosing its third-party vendor agreements will provide investors with material information or help them to better understand Packable’s business as a whole. Furthermore, Packable believes that the existence of an agreement with a marketplace is not a meaningful indicator of the strength of Packable’s business relationship with such marketplace. Instead, Packable believes the strength of its relationships with such marketplaces is based on, among other things, Packable’s wide array of products and positive seller rating, and the collaborative working relationships and proven communication channels that it has established and continues to develop with such marketplaces. Accordingly, the Company believes that these agreements, made in the ordinary course of business, are not material and need not be filed under Item 601(b)(10).

The Company has revised the disclosure on page 62 of the Amended Registration Statement to include the information regarding these relationships discussed above.

Industry Overview, page 212

49.	Of the approximate ten other 3P marketplaces in the United States in 2021, please disclose what market position Packable currently holds.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that Packable is not a 3P marketplace but instead has built a 3P marketplace-enablement capability, sitting at the intersection of brands, marketplaces and customers with the objective of enabling and enhancing this large, growing and attractive 3P channel on both established and emerging online marketplaces. Further, Packable has no means to determine its market position, or market share, on any individual 3P marketplace; however, Packable believes it is one of the largest third-party sellers in the United States based on the total number of reviews received across marketplaces.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Packable

Key Performance Metrics, page 228

50.	Please accompany your presentation of Adjusted EBITDA % with an equally prominent presentation of a comparable ratio calculated using GAAP amounts. Refer to Item 10(e)1(i)(A) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised pages 243 and 244 of the Amended Registration Statement to add Net loss margin in the table of Key Performance Metrics.

December 8, 2021	13

Total Transactions, page 230

51.	We note that the definition of “Total Transactions” excludes any returns. If applicable, please tell us how Packable treats any exchanges of products.

Response:	The Company respectfully acknowledges the Staff’s comment. The Company does not offer any exchanges of products. A customer would have to place a separate order and pay for the desired product under a new transaction, which would then be fulfilled. We have amended the definition of Total Transactions, on page 245 of the Amended Registration Statement to clarify this point.

Comparison of Results of Operations, page 233

52.	Reference is made to your discussion of selling and distribution expenses on page 234. You state that volumes increased. However, you disclose that total transactions decreased when discussing revenue and cost of goods sold. Please revise or explain why your disclosure is accurate.

Response:	The Company respectfully acknowledges the Staff’s comment referring to our discussion of selling and distribution expenses for the six months ended June 30, 2021. This discussion incorrectly notes an increase in volumes, instead of a decrease in volumes which only partially offset higher prices and more use of premium cost expedited shipping options compared to the comparable prior year period. The discussion for the six months has now been superseded and, accordingly, the Company has considered the Staff’s comment in its discussion of selling and distribution expenses for the nine months ended September 30, 2021 on pages 249 and 250 of the Amended Registration Statement, a period for which volumes did increase.

Beneficial Ownership of Securities, page 260

53.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 277 of the Amended Registration Statement accordingly.

Financial Statements - Packable Holdings, LLC

Consolidated Statements of Operations and Comprehensive Loss, page F-4

54.	Reference is made to you presentation of gross profit here and elsewhere in the document. All costs of revenue must be included in the calculation of gross profit. Please tell us and disclose the nature of the direct and indirect costs of revenue included in the calculation. Address costs to maintain and run your revenue generating technology, equipment related costs and any personnel-related costs.

Response:	The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that all material direct and indirect costs that contribute to the generation of revenues and fulfillment of performance obligations have been classified by the Company as cost of goods sold. The Company notes that it has expanded its disclosures in Note 2, Summary of Significant Accounting Policies, on page F-16 of its consolidated financial statements included in the Amended Registration Statement, to clarify that “Cost of goods sold is comprised of the costs of merchandise sold, as well as the related inbound freight costs and labor directly attributable to bringing certain goods to a saleable condition. In categorizing costs, the Company captures applicable depreciation, amortization, and costs to maintain and run revenue generating technology, equipment related costs and any personnel-related costs as cost of goods sold.”

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55.	Reference is made to your presentation of gross profit. Please tell us your consideration of SAB Topic 11:B.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes its gross profit presentation is in accordance with GAAP as discussed in the response to Comment 54 above. Therefore, the Company has not labelled the cost of goods sold line item as “exclusive of depreciation and amortization” pursuant to SAB Topic 11:B.

Notes to Audited Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Warrants Issued in Connection with Indebtedness, page F-11

56.	Please tell us why you determined the warrants should be accounted for as liabilities referencing authoritative literature supporting your accounting treatment.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that prior to the initial filing of the Registration Statement we conducted internal research and analysis of whether the warrants we issued in connection with the New Term Loan financing transaction that occurred during July 2020 (“the warrants”) qualified for equity or liability accounting treatment.

We began the evaluation of the accounting treatment for the warrants by reviewing the characteristics of the warrants as compared to the definition of a liability in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) beginning with paragraph 480-10-25-4. We determined that the warrants did not meet the definition of a liability under ASC 480.

We then reviewed the characteristics of the warrants as compared to the definition of a derivative instrument in ASC 815, Derivatives and Hedging (“ASC 815”) beginning with paragraph 815-10-15-83. We determined that the warrants did meet the definition of a derivative.

We then reviewed the scope exception to ASC 815 which is outlined in ASC 815-10-15-74. Paragraph ASC 815-10-15-74(a) specifies that if a derivative is (1) indexed to the reporting entity’s own stock and (2) would be classified in shareholders’ equity if it were a freestanding instrument, then it shall be excluded from the scope of ASC 815. If the exclusion is met, the warrants would be accounted for as equity.

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To assess whether or not the warrants are indexed to the Company’s own stock, and therefore meet the first part of the exclusion criteria, ASC 815-40-15-5 through 15-8 was considered. ASC 815-40-15-5 through 15-8 requires a two-step approach in evaluating whether the warrants are considered indexed to our own stock. Step 1 is to “Evaluate the instrument’s contingent exercise provisions”, if any. Step 2 is to “Evaluate the instrument’s settlement provisions.” The warrants are not contingently exercisable but rather, may be exercised at any time. Accordingly, step 1 is not applicable. The guidelines for step 2 and evaluating the warrants settlement provisions are outlined in ASC 815-40-15-7C through 815-40-15-7H. Under Step 2, if the settlement amount equals the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by that entity, the instrument would be considered indexed to the entity’s own stock. Additionally, if the instrument’s strike price or the number of shares used to calculate the settlement are not fixed, the instrument would still be considered indexed to the entity’s own stock if the only variables that could affect the settlement amount would also be variables that are typically used to determine the fair value of a “fixed for-fixed” forward or option on equity shares. The warrant agreement includes terms whereby the settlement amount of the warrants will be adjusted based on the timing and occurrence of the Company’s repayment of the New Term Loan, the timing and occurrence of an initial public offering, and the Company’s fully diluted capitalization table as of certain dates, specifically the three-month anniversary of the New Term Loan issuance and the date of an initial public offering. These variables affect the settlement amount of the warrants and are not inputs that are used to determine the fair value of a “fixed-for-fixed” forward or option on equity shares. Accordingly, we determined that the warrants were not indexed to our stock.

Based on our analysis, we determined that the warrants did not meet the criteria for being indexed to our own stock and would not meet the scope exception from derivative accounting in ASC 815-10-15-74. Accordingly, the warrants are treated as derivatives and should be classified as liabilities.

Revenue Recognition, page F-14

57.	We note that you enter into retail agreements with brand partners to offer a range of e-commerce solutions including to serve as an intermediary between brands, marketplaces and customers with the objective of enabling your brand partners to scale their sales on various third party marketplaces. Please provide us with your analysis of how you determined whether you are acting as a principal or as an agent and your consideration of disclosing your principal versus agent revenue recognition policy. We refer you to ASC 606-10-55-36 through 55-40.

Response:	The Company respectfully acknowledges the Staff’s comment regarding principal versus agent considerations and advises that the Company’s general business model is to purchase inventory as principal at its own risk from vendors and to solicit via marketplaces such as Amazon, as well as directly through its own website, on-line orders from retail customers. The Company has revised the product section of its revenue recognition policy to clarify that it generally purchases products for inventory prior to receipt of applicable customer orders and meets the control principle under ASC 605-10-25-25 because the company has the ability to direct use of, and obtain substantially all the remaining benefits from, the purchased inventory.

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In accordance with ASC 606-10-55-36 through 55-37, the Company gives consideration for each revenue generating arrangement as to the extent of its performance of obligations vs. acting as arranger of goods and services to be provided by another party without any risk to the Company. The Company owns and controls all the goods before they are transferred to the customer. The Company can, at any time, direct Amazon and similarly with other 3rd party logistics providers (“Logistics Providers”), to return the Company’s inventory to any location specified by the Company. Any returns made by customers directly to Logistic Providers, is the responsibility of the Company to make customers whole and the Company retains the back-end inventory risk. Further, the Company is subject to credit risk (i.e., credit card chargebacks), it establishes price, it can determine who fulfills the goods to the customer (Amazon or the Company) and can limit quantities or stop selling the goods at any time. Based on these considerations, the Company is the principal in this arrangement.

Consistent with ASC 606-10-55-37B, the Company as principal recognizes revenue as the gross amount paid by the customer for the specified good or service. The Company has revised its revenue recognition policy on pages F-14, F-15 and F-16 to add clarifying disclosure to address principal versus agent considerations within its general revenue recognition policy.

11. Equity-Based Compensation, page F-28

58.	Please explain whether your incentive units, or any other grants or awards, are subject to accelerated vesting conditions upon finalization of the proposed business combination. If so, explain your consideration of including the accounting implications here and in the pro forma information.

Response:	The Company respectfully acknowledges the Staff’s comment and submits that the Company’s equity-based compensation is not subject to accelerated vesting conditions upon finalization of the proposed business combination. We have added clarifying disclosure on page 203 of the Amended Registration Statement.

Financial Statements - Highland Transcend Partners I Corp.

Class A ordinary shares subject to possible redemption, page F-65

59.	We note in your Form 10-Q for the Quarterly Period Ended September 30, 2021 you “revised” your presentation to include all redeemable Class A ordinary shares as temporary equity and plan to present this revision in a prospective manner. Please explain why you should not restate in accordance with ASC 250. In doing so, please provide us with your SAB 99 materiality analysis.

Response:	The Company respectfully acknowledges the Staff’s comment. The Company has re-evaluated the Company’s application of ASC 480-10-S99-3A to its accounting classification of the Class A ordinary shares issued as part of the units sold in the Company’s IPO. Historically, a portion of the Class A ordinary shares was classified as permanent equity to maintain shareholders’ equity greater than $5 million on the basis that the Company will not redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as described in the Company’s amended and restated certificate of incorporation. Pursuant to such re-evaluation, the Company’s management has determined that the Class A ordinary shares include certain provisions that require classification of all of the Class A ordinary shares as temporary equity regardless of the net tangible assets redemption limitation contained in the Company’s amended and restated certificate of incorporation. In addition, in connection with the change in presentation for the Class A ordinary shares, the Company determined it should restate its earnings per share calculation to allocate income and losses shared pro rata between the two classes of shares. This presentation contemplates a business combination as the most likely outcome, in which case, both classes of shares share pro rata in the income and losses of the Company.

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Therefore, on December 3, 2021, the Company’s audit committee concluded that the Company’s previously issued (i) audited balance sheet as of December 7, 2020 (the “Post IPO Balance Sheet”), as previously restated in the Company’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2020, filed with the SEC on June 15, 2021 (“2020 Form 10-K/A No. 1”), (ii) audited financial statements included in the 2020 Form 10-K/A No. 1, (iii) unaudited interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the SEC on June 25, 2021; and (iv) unaudited interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 20, 2021 (collectively, the “Affected Periods”), should be restated to report all Class A ordinary shares as temporary equity and should no longer be relied upon. As such, the Company has restated its financial statements for the Affected Periods in (x) a Form 10-K/A Amendment No. 2, filed with the SEC on December 6, 2021, for the Post IPO Balance Sheet and the Company’s audited financial statements included in the 2020 Form 10-K/A No. 1 and (y) a Form 10-Q/A Amendment No. 1, filed with the SEC on December 6, 2021, for the unaudited condensed financial statements for the periods ended March 31, 2021 and June 30, 2021 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

The Company’s management has also concluded that a material weakness remains in the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective. The Company’s remediation plan with respect to such material weakness is described in more detail in the amended Q3 Form 10-Q and in the Amended Registration Statement.

General

60.	It appears that Highland Transcend is incorporating by reference previously filed documents as permitted by Items 12 and 13 of Form S-4. Tell us how Highland Transcend is eligible to do so under those sections of Form S-4.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement to remove incorporation by reference language from the Amended Registration Statement.

61.	We note that the Form of Warrant Agreement filed as exhibit 4.4 to the Registration Statement on Form S-1 file on November 25, 2020, included an exclusive forum provision in Section 9.3, whereas the Form of Warrant Agreement filed as exhibit 4.4 hyperlinked to this Form S-4 does not contain an exclusive forum provision. Please advise. To the extent the Form of Warrant Agreement does include an exclusive forum provision, please revise your Form S-4 to include the relevant disclosure in the Risk Factors and Description of Securities sections. Separately, please include a description of the exclusive forum provision set forth in New Packable’s organization documents in your Description of Securities section.

Response:	The Company respectfully acknowledges the Staff’s comment. The Company has refiled the form of warrant agreement as Exhibit 4.4 with the correct final warrant agreement filed as Exhibit 4.4 of Amendment No. 2 to Highland Transcend’s Registration Statement on Form S-1 (No.333-250125), filed with the SEC on November 25, 2020. The Company has revised the disclosure on pages 293 and 295 of the Amended Registration Statement and has added the disclosure in the risk factors with the following title “Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.”

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Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Partner

Derek Dostal

cc	Ian Friedman, Chief Executive Officer, Highland Transcend Partners I Corp.

Michael Davis, Davis Polk & Wardwell LLP

Lee Hochbaum, Davis Polk & Wardwell LLP

Sacha Ross, Cooley LLP

Davis I. Silverman, Cooley LLP

Nicolas H.R. Dumont, Cooley LLP

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